UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No )*

Onion Global Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

68277G107**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 68277G107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “OG.” Each ten ADSs represent one Class A ordinary shares, par value US$0.0001 per share (“Class A ordinary shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68277G107

1.	Names of Reporting Persons ECSH Xianlv Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 562,963 Class A ordinary shares(1)
	6.	Shared Voting Power 0 Class A ordinary shares
	7.	Sole Dispositive Power 562,963 Class A ordinary shares(1)
	8.	Shared Dispositive Power 0 Class A ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 562,963 Class A ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.93% (2)
12.	Type of Reporting Person CO

(1) Represents (i) 450,370 Class A ordinary shares and (ii) 112,593 Class A ordinary shares in the form of ADSs held by ECSH Xianlv Limited. These 562,963 Class A ordinary shares are held for the benefit of Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership), or Shanghai Xianlv. The general partner of Shanghai Xianlv is Shanghai Yilian Equity Investment Management Partnership (Limited Partnership), or Shanghai Yilian. The general partner of Shanghai Yilian is Shanghai Chenjun Investment Consulting Co. Ltd., or Shanghai Chenjun, whose designated executive representative is Mr. Shumin Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Shanghai Xianlv, Shanghai Yilian, Shanghai Chenjun and Mr. Shumin Wang may be deemed to beneficially own all of the shares of the Issuer owned by ECSH Xianlv Limited. However, Mr. Shumin Wang disclaims beneficial ownership of these shares of the Issuer held by ECSH Xianlv Limited except to the extent of his own pecuniary and economic interests therein.

(2) Calculated based on 5,671,762 Class A ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 68277G107

1.	Names of Reporting Persons Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 562,963 Class A ordinary shares(1)
	6.	Shared Voting Power 0 Class A ordinary shares
	7.	Sole Dispositive Power 562,963 Class A ordinary shares(1)
	8.	Shared Dispositive Power 0 Class A ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 562,963 Class A ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.93% (2)
12.	Type of Reporting Person PN

(1) Represents (i) 450,370 Class A ordinary shares and (ii) 112,593 Class A ordinary shares in the form of ADSs held by ECSH Xianlv Limited. These 562,963 Class A ordinary shares are held for the benefit of Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership), or Shanghai Xianlv. The general partner of Shanghai Xianlv is Shanghai Yilian Equity Investment Management Partnership (Limited Partnership), or Shanghai Yilian. The general partner of Shanghai Yilian is Shanghai Chenjun Investment Consulting Co. Ltd., or Shanghai Chenjun, whose designated executive representative is Mr. Shumin Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Shanghai Xianlv, Shanghai Yilian, Shanghai Chenjun and Mr. Shumin Wang may be deemed to beneficially own all of the shares of the Issuer owned by ECSH Xianlv Limited. However, Mr. Shumin Wang disclaims beneficial ownership of these shares of the Issuer held by ECSH Xianlv Limited except to the extent of his own pecuniary and economic interests therein.

(2) Calculated based on 5,671,762 Class A ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 68277G107

1.	Names of Reporting Persons Shanghai Yilian Equity Investment Management Partnership (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 562,963 Class A ordinary shares(1)
	6.	Shared Voting Power 0 Class A ordinary shares
	7.	Sole Dispositive Power 562,963 Class A ordinary shares(1)
	8.	Shared Dispositive Power 0 Class A ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 562,963 Class A ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.93% (2)
12.	Type of Reporting Person PN

(1) Represents (i) 450,370 Class A ordinary shares and (ii) 112,593 Class A ordinary shares in the form of ADSs held by ECSH Xianlv Limited. These 562,963 Class A ordinary shares are held for the benefit of Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership), or Shanghai Xianlv. The general partner of Shanghai Xianlv is Shanghai Yilian Equity Investment Management Partnership (Limited Partnership), or Shanghai Yilian. The general partner of Shanghai Yilian is Shanghai Chenjun Investment Consulting Co. Ltd., or Shanghai Chenjun, whose designated executive representative is Mr. Shumin Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Shanghai Xianlv, Shanghai Yilian, Shanghai Chenjun and Mr. Shumin Wang may be deemed to beneficially own all of the shares of the Issuer owned by ECSH Xianlv Limited. However, Mr. Shumin Wang disclaims beneficial ownership of these shares of the Issuer held by ECSH Xianlv Limited except to the extent of his own pecuniary and economic interests therein.

(2) Calculated based on 5,671,762 Class A ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 68277G107

1.	Names of Reporting Persons Shanghai Chenjun Investment Consulting Co. Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 562,963 Class A ordinary shares(1)
	6.	Shared Voting Power 0 Class A ordinary shares
	7.	Sole Dispositive Power 562,963 Class A ordinary shares(1)
	8.	Shared Dispositive Power 0 Class A ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 562,963 Class A ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.93% (2)
12.	Type of Reporting Person CO

(1) Represents (i) 450,370 Class A ordinary shares and (ii) 112,593 Class A ordinary shares in the form of ADSs held by ECSH Xianlv Limited. These 562,963 Class A ordinary shares are held for the benefit of Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership), or Shanghai Xianlv. The general partner of Shanghai Xianlv is Shanghai Yilian Equity Investment Management Partnership (Limited Partnership), or Shanghai Yilian. The general partner of Shanghai Yilian is Shanghai Chenjun Investment Consulting Co. Ltd., or Shanghai Chenjun, whose designated executive representative is Mr. Shumin Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Shanghai Xianlv, Shanghai Yilian, Shanghai Chenjun and Mr. Shumin Wang may be deemed to beneficially own all of the shares of the Issuer owned by ECSH Xianlv Limited. However, Mr. Shumin Wang disclaims beneficial ownership of these shares of the Issuer held by ECSH Xianlv Limited except to the extent of his own pecuniary and economic interests therein.

(2) Calculated based on 5,671,762 Class A ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 68277G107

1.	Names of Reporting Persons Shumin Wang
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 562,963 Class A ordinary shares(1)
	6.	Shared Voting Power 0 Class A ordinary shares
	7.	Sole Dispositive Power 562,963 Class A ordinary shares(1)
	8.	Shared Dispositive Power 0 Class A ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 562,963 Class A ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.93% (2)
12.	Type of Reporting Person IN

(1) Represents (i) 450,370 Class A ordinary shares and (ii) 112,593 Class A ordinary shares in the form of ADSs held by ECSH Xianlv Limited. These 562,963 Class A ordinary shares are held for the benefit of Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership), or Shanghai Xianlv. The general partner of Shanghai Xianlv is Shanghai Yilian Equity Investment Management Partnership (Limited Partnership), or Shanghai Yilian. The general partner of Shanghai Yilian is Shanghai Chenjun Investment Consulting Co. Ltd., or Shanghai Chenjun, whose designated executive representative is Mr. Shumin Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Shanghai Xianlv, Shanghai Yilian, Shanghai Chenjun and Mr. Shumin Wang may be deemed to beneficially own all of the shares of the Issuer owned by ECSH Xianlv Limited. However, Mr. Shumin Wang disclaims beneficial ownership of these shares of the Issuer held by ECSH Xianlv Limited except to the extent of his own pecuniary and economic interests therein.

(2) Calculated based on 5,671,762 Class A ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

Item 1(a).	Name of Issuer:

Onion Global Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 309 3-05 Huangpu Avenue Zhong, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	ECSH Xianlv Limited

(2)	Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership) (“Shanghai Xianlv”)

(3)	Shanghai Yilian Equity Investment Management Partnership (Limited Partnership) (“Shanghai Yilian”)

(4)	Shanghai Chenjun Investment Consulting Co. Ltd. (“Shanghai Chenjun”)

(5)	Shumin Wang

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Room 2330-2338, Central Plaza, No.381 Huaihai Road Middle, Shanghai

Item 2(c).	Citizenship:

ECSH Xianlv Limited – British Virgin Islands

Shanghai Xianlv – PRC

Shanghai Yilian – PRC

Shanghai Chenjun – PRC

Shumin Wang – PRC

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 68277G107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “OG.” Each ten ADSs represent one Class A ordinary shares, par value US$0.0001 per share (“Class A ordinary shares”)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

ECSH Xianlv Limited

By:	/s/ Shumin Wang
Name: Shumin Wang Title: Director

Shanghai Yilian Equity Investment Management Partnership (Limited Partnership) As general partner of Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership)

By:	/s/ Shumin Wang
Name: Shumin Wang
Title: Director

Shanghai Chenjun Investment Consulting Co. Ltd. As general partner of Shanghai Yilian Equity Investment Management Partnership (Limited Partnership)

By:	/s/ Shumin Wang
Name: Shumin Wang
Title: Director

Shanghai Chenjun Investment Consulting Co. Ltd.

By:	/s/ Shumin Wang
Name: Shumin Wang
Title: Director

Shumin Wang

By:	/s/ Shumin Wang
Name: Shumin Wang

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 14, 2022, by and among ECSH Xianlv Limited, Shanghai Xianlv, Shanghai Yilan, Shanghai Chenjun and Shumin Wang